May 19, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: Item 4-02 Form 8-K/A
Filed May 15, 2008
File No. 000-12536

Dear Mr. Wu:

We have reviewed your Item 4.02 Form 8-K/A for compliance with the form requirements and have the following comments.

1. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please, amend your Form 8-K to file an updated letter as an exhibit no later than two business days after you receive it.

You should respond and file an amendment to the filing on or before May 27, 2008.

If you have any questions, please call me at (202) 551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant